Exhibit 99.2

JIAYUAN.COM INTERNATIONAL LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: DATE)

Notice of Annual General Meeting

to be held on June 15, 2012
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Jiayuan.com International Ltd. (the “Company”) will be held at 22/F, Bank of China Tower, 1 Garden Road, Hong Kong on June 15, 2012 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the following purposes:

1.               Proposal No. 1 — To increase the maximum aggregate number of ordinary shares that may be delivered pursuant to awards granted to eligible persons under Section 4.1 of the 2007 Share Incentive Plan, as amended (the “Plan”), by 2,400,000 ordinary shares, from 5,233,920 ordinary shares to 7,633,920 ordinary shares.

2.               Proposal No. 2 — To amend the Plan to allow the administrator of the Plan to have additional flexibility to re-price awards granted under the Plan, including the re-pricing of “underwater” share options, without shareholder approval by amending Sections 3.2(g), 5.1.1, 5.1.3 and 7.6.5 of the Plan by amending the indicated text:

Section 3.2(g)

“(g) adjust the number of shares subject to any award, adjust the price of any or all outstanding awards or otherwise change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 7.6 and that the Administrator (may without the approval of shareholders) take any action that would~~, and provided that in no case (except due to any re-pricing that may be approved by shareholders) shall such an adjustment~~ constitute a re-pricing (by amendment, cancellation and re-grant, exchange or other means) of the per share exercise or base price of any or all outstanding awards, including any option or share appreciation right, to a price that is less than the fair market value of a share on the date of the grant of the initial award;”

Section 5.1.1

“A share option is the grant of a right to purchase a specified number of Plan Shares during a specified period as determined by the Administrator.  An option may be intended as an incentive share option within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (an “ISO”) or a nonqualified share option (an option not intended to be an ISO).  The award agreement for an option will indicate if the option is intended as an ISO, otherwise it will be deemed to be a nonqualified share option.  The maximum term of each option (ISO or nonqualified) shall be ten (10) years; provided that the maximum term shall be five (5) years for ISOs granted to Eligible Persons who are ten percent or more shareholders for purposes of Section 422 of the Code.  The per share exercise price for each option shall be not less than 100% of the fair market value of a Plan Share on the date of grant of the option, except as follows: (a) ~~in the case of a share option granted retroactively in tandem with or as a substitution for another award, the per share exercise price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted (to the extent consistent with Sections 422 and 424 of the Code in the case of options intended as incentive share options); (b)~~ in the case of an ISO granted to a ten percent or more owner for purposes of Section 422 of the Code, the per share exercise price may not be less than one hundred and ten percent (110%) of the fair market value of a Plan Share; and ~~(c)~~(b) in any other circumstances, a nonqualified stock option may be granted with a per share exercise price that is less than the fair market value of a Plan Share on the date of grant, provided that such exercise price shall not be less than the per share purchase price of the preference shares of the Company.  When an option is exercised, the exercise price for the Plan Shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.4.”

Section 5.1.3

“A share appreciation right is a right to receive a payment, in cash and/or Plan Shares, equal to the excess of the fair market value of a specified number of Plan Shares on the date the share appreciation right is exercised over the fair market value of a Plan Share on the date the share appreciation right was granted (the “base price”) as set forth in the applicable award agreement, except ~~as follows: (a) in the case of a share appreciation right granted retroactively in tandem with or as a substitution for another award, the base price may be no lower than the fair market value of a Plan Share on the date such other award was originally granted; and (b) in any other circumstances,~~ a share appreciation right may be granted with a base price that is less than the fair market value of a Plan Share on the date of grant.  The maximum term of a share appreciation right shall be ten (10) years.  The Administrator may grant limited share appreciation rights which are exercisable only upon a change in control or other specified event and may be payable based on the spread between the base price of the share appreciation right and the fair market value of a Plan Share during a specified period or at a specified time within a specified period before, after or including the date of such event.”

Section 7.6.5

“No amendment, suspension or termination of this Plan or change of or affecting any outstanding award shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Group under any award granted under this Plan prior to the effective date of such change~~; provided however that, in the absence of shareholder approval or as allowed under Section 4.4 of this Plan, no amendment of this Plan or change affecting any outstanding option, share appreciation right, or similar award shall directly or indirectly (i) reduce the award’s exercise price or base price(as applicable), (ii) result in a “repricing” within the meaning of any applicable law, or (iii) result in an award’s cancellation in consideration of a current or future new award having a reduced exercise price or base price (as applicable)~~.”

3.               Proposal No. 3 — To authorize each of the directors or officers of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

4.               To transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement.  The Board of Directors of the Company has fixed the close of business on May 4, 2012 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares, par value US$0.001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.  Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Ordinary Shares must act through Citibank, N.A., the depositary bank for the Company’s ADS program.

Holders of record of the Ordinary Shares as of the close of business on the Record Date are cordially invited to attend the AGM in person.  Your vote is important.  If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying Form of Proxy to the Company’s office at Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of

China as promptly as possible.  We must receive your Form of Proxy no later than June 8, 2012 to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report on Form 20-F, Notice of AGM, Proxy Statement, Form of Proxy and voting instruction card for ADS holders, free of charge, from the Company’s website at ir.jiayuan.com, or by writing to Melody Liu, Investor Relations Manager, Jiayuan.com International Ltd., Room 1005, Changxin Building, No. 39 Anding Road, Chaoyang District, Beijing, the People’s Republic of China, or by email to ir@jiayuan.com.

By Order of the Board of Directors,
Jiayuan.com International Ltd.

/s/ Yongqiang Qian

Yongqiang Qian
Chairman of Board of Directors

Beijing, May 16, 2012